Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

July 18, 2011

Connecticut School District Achieves Budget Surplus in First Year

After Privatizing School Bus Service

School Districts Across the U.S. Turn to Student Transportation of America for

Creative Solutions to Budget Shortfalls

WALL, NJ (July 18, 2011) – One year after Regional School District 17 (RSD 17), which serves the towns of Haddam and Killingworth, Conn. chose to outsource its school bus service to Student Transportation of America (STA), the school district has achieved a budget surplus that allows it to assign savings in operational expenses and $277,530 from the sale of its bus fleet to reduce town tax assessments and school budget costs.

In 2010 the school board set aside $830,000 Student Transportation of America paid for the district’s bus fleet in an interest-bearing saving account. The school board plans to use those funds over the course of three budget years to defray expenses.

In addition to this recent success story, states and school districts across the country have been grappling with the rising costs of education. Privatizing – or outsourcing – school transportation to a private contractor is an option many are choosing with positive results.

STA, the third largest school bus contractor in North America, recently outlined the benefits of privatization in response to South Carolina Governor Nikki Haley who asked bus companies from around the nation to evaluate the state’s ailing school bus system and make recommendations. “States like South Carolina and Florida, which historically have had a high number of state-run or district-run school transportation systems, find that they’re unable to sustain the expense of a regular schedule of new school bus purchases,” said Pete Pearson, the company’s executive vice president. “The lack of reliability that comes with an older bus fleet requires higher maintenance costs, which impacts their ability to buy new buses. This creates a vicious cycle in which costs sharply escalate as the fleet continues to age, while service and safety decline.”

STA has a history of retaining bus drivers and assistants who pass state background checks and screenings. The company also purchases supplies through local businesses which boosts the local economy. STA also supports local communities with employee community service and STA Education Foundation programs and scholarships.

Currently in Marion County, Fla., the school district is considering privatizing their student transportation to help close a $24 million gap in their annual budget. After a lengthy RFP process, STA was the recommended contractor by the school board appointed Selection Committee. STA has offered $7 million in immediate cash for the fleet and, according to school officials, it will generate $2.6 million in operating costs savings annually plus relieve another $2.5 million from proposed capital outlays. The school board has tabled the decision until July 26th.

In Pennsylvania, where state laws actually encourage contracted school bus services, privatized busing is more widespread. The Altoona, Pa. School District converted all of its district-owned student transportation to a contracted operation with STA in 2006. Superintendent of Schools Dr. Dennis Murray said, “STA purchased our fleet and inventory with cash. They pay rent for our facilities and parking, creatively helped keep our full-time staff and their compensation packages, and hired the majority of our former drivers to create a seamless transition. We absolutely feel that we made the right decision to privatize our pupil transportation system. They made it work so well that we recently renewed their contract.”

Pearson said, “Every time we can help a school district avoid teacher layoffs and maintain valuable educational programs, it’s a win for everyone. Student transportation is what we do… and we do it well. The time and money schools spend trying to manage student transportation issues simply takes away from their primary purpose of educating our children.”

To contact STA or get more information, call toll-free 1-888-942-2250,view the video featuring school district officials who contracted with STA to handle student transportation http://investor.shareholder.com/stbun/video.cfm or visit www.rideSTA.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. Student Transportation’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.ridesta.com.

STA CONTACTS:

School Districts and Taxpayers:

Pete Pearson

Executive Vice President

412-278-2667

Email: info@rideSTA.com

Media Inquiries:

Lynette Viviani

973-534-1004

lviviani@rideSTA.com

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